UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
VB Brands, Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    California

    Date of organization
    March 14, 2019

Physical address of issuer
22543 Ventura Boulevard, Suite 220, Unit 606, Woodland Hills, California 91364

Website of issuer
https://clickspray.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 2.5% of the number of securities sold.

Type of security offered
Series Seed-2 Preferred Stock

Target number of Securities to be offered
26,316

Price (or method for determining price)
$0.95

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$5,000,000

Deadline to reach the target offering amount
April 30, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$297,555	$159,743
Cash & Cash Equivalents	$64,151	$159,743
Accounts Receivable	$34,636	$0
Short-term Debt	$194,821	$44,115
Long-term Debt	$0	$50,781
Revenues/Sales	$274,918	$0
Cost of Goods Sold	$599,566	$0
Taxes Paid	$0	$0
Net Income	$-1,561,711	$-342,302

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
February 4, 2022

VB Brands, Inc.



Up to $5,000,000 of Preferred Equity

VB Brands, Inc., (“CLICK”, the "Company," "we," "us", or "our"), is offering up to $5,000,000 worth of Series Seed-2 Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 30, 2022 (the “Grace Period Date”). The Company is making concurrent offerings under both Regulation CF (the “Offering”) and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by April 15, 2022 (the “Offering End Date”) will be permitted to increase their subscription amount at any time on or before the Grace Period Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Offering End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $5,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or

approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://clickspray.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/vb.brands.inc

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

VB Brands, Inc. was previously formed as VB Brands, LLC on March 14, 2019, in the state of California then subsequently incorporated as VB Brands, Inc. on October 21, 2020, in the state of California.

The Company is located at 22543 Ventura Boulevard, Suite 220, Unit 606, Woodland Hills, California 91364.

The Company's website is https://clickspray.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/vb.brands.inc and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series Seed-2 Preferred Stock being offered	$25,000
Maximum amount of Series Seed-2 Preferred Stock	$5,000,000
Purchase price per Security	$0.95
Minimum investment amount per investor	$1,000

Offering deadline	April 30, 2022
Use of proceeds	See the description of the use of proceeds on pages 12 and 13 hereof.
Voting Rights	See the description of the voting rights on pages 20, 21, and 22.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The cannabis technology market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for 3-4 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company's ability to grow the business depends on state laws pertaining to the cannabis industry. Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the medical-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states. FDA regulation of medical-use cannabis and the possible registration of facilities where medical use cannabis is grown could negatively affect the medical-use cannabis industry and its financial condition. Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug, and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or CGMPs, related to the growth, cultivation, harvesting, and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, it does not know what the impact would be on the medical-use cannabis industry, including what costs, requirements, and possible prohibitions may be enforced. If the Company is unable to comply with the regulations or registration as prescribed by the FDA, the Company may be unable to continue to operate.

The reviewing CPA has included a "going concern" note in the audited financials. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the year ended December 31, 2020, the Company had a net operating loss of $1,562,682, an operating cash flow loss of $298,187 and liquid assets in cash of $64,151, which is less than a year of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued, is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise funds on terms acceptable to the Company. If it is unable to obtain sufficient funding, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The Company has outstanding liabilities. On September 6, 2019, the Company entered a convertible note agreement l in the amount of $50,000. The loan carries a 2% interest and matures in two years. On December 31, 2019, the full amount of this note is reported as long term debt. During 2020 the entire note plus accrued interest was converted to 115 membership shares under VB Brands LLC. Upon the Company's incorporation as VB Brands, Inc., these membership units were converted to 115,000 common stock shares.

Subsequent to December 31, 2021, the Company issued additional convertible notes to various individuals totaling $1,775,000. Each note has a maturity date of two years from closing date and carries a 5% interest rate. All notes may be converted to common stock prior to their maturity date.

The Company has conducted related party transactions. On December 31, 2020, the company had a short-term loan due to a shareholder for $2,838.

Effective October 21, 2020, the company entered into a management services agreement with Team 7 Holdings of California, Inc. ("Team 7 Holdings"), an entity wholly owned by VB Brands, Inc.'s CEO. The contract provides for a $10,000 monthly management fee for an initial period of four years, which may be automatically extended for four periods of twelve months unless either party has provided written notice no later than 180 days prior to the lapse of the respective term of its desire not to extend the respective period of the term.

On January 1, 2022, this contract was terminated. At time of termination, the Company had a remaining payable to Team 7 Holdings for services rendered of $70,000.

As of December 31, 2020, the company has recorded $23,226 in expenses and accounts payable related to this agreement.

Omri Casspi, a director of the Company, is the majority owner and manager of ASO California, LLC ("ASO"). ASO is a shareholder of the Company. In addition, ASO has entered into multiple agreements with the Company.

Roie Edery, Omri Casspi, and Aleksey Klempner are directors and, directly or through one or more affiliates, shareholders of the Company. Mr. Edery, Mr. Casspi and Mr. Klempner also serve as three of the four directors of KCE Global Solutions Inc. dba Ginger, a Delaware corporation ("Ginger"). Mr. Edery, Mr. Casspi, and Mr. Klempner (through a wholly owned holding company) own the majority of Ginger's outstanding shares. In addition, Mr. Edery and Mr. Klempner are the sole officers of Ginger (and Ginger's subsidiaries). Ginger is a direct-to-consumer platform and delivery service for cannabis brands. Ginger provides such services to the Company.

LADevelopers Inc., a California corporation ("LADevelopers"), provides certain technology and software services to the Company. The Company will continue to utilize LADevelopers for similar services in the future. Aleksey Klempner, a director and shareholder of the Company, is the majority shareholder and officer of LADevelopers.

That certain Unsecured Promissory Note by and between the Company and Roie Edery dated March 31, 2021, pursuant to which the Company has promised to pay Mr. Edery a principal amount of $25,000, plus 5% interest per annum.

The Company depends on profitable royalty-bearing licenses of its technology. If the Company is unable to maintain and generate such license agreements, then it may not be able to sustain existing levels of revenue or increase revenue. The Company depends upon the identification, investment in and license of new patents for revenue. If the Company is unable to maintain such license agreements and to continue to develop new license arrangements, then it may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Current or future license agreements may not provide the volume or quality of royalty revenue to sustain business. In some cases, other technology sources may compete against the Company as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom the Company can market its services. The potential inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on business and results of operations.

The Company relies heavily on its technology and intellectual property, but it may be unable to adequately or cost-effectively protect or enforce its intellectual property rights, thereby weakening its competitive position and increasing operating costs. To protect its rights in its services and technology, the Company relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. It also relies on laws pertaining to trademarks and domain names to protect the value of its corporate brands and reputation. Despite efforts to protect its proprietary rights, unauthorized parties may copy aspects of its services or technology, obtain and use information, marks, or technology that it regards as proprietary, or otherwise violate or infringe its intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If the Company does not effectively protect its intellectual property, or if others independently develop substantially equivalent intellectual property, its competitive position could be weakened.

Effectively policing the unauthorized use of its services and technology is time-consuming and costly, and the steps it takes may not prevent misappropriation of its technology or other proprietary assets. The Company's efforts to protect its proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of its services, use similar marks or domain names, or obtain and use information, marks, or technology that it regards as proprietary. The Company may have to litigate to enforce its intellectual property rights, to protect trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Risks Related to the Securities

The Series Seed-2 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed-2 Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. Furthermore, the Company's organizational documents contain restrictions on transfer of the Series Seed-2 Preferred Stock. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed-2 Preferred Stock. Because the Series Seed-2 Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed-2 Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed-2 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed-2 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current there are no owners of 20% or more of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series Seed-2 Preferred Stock may be subject to dilution. Purchasers of Series Seed-2 Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred stock or securities convertible into preferred stock, issues capital stock pursuant to a compensation or distribution reinvestment plan or otherwise issues additional capital stock, investors who purchase Series Seed-2 Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding capital stock. Furthermore, Purchasers may experience a dilution in the value of their Series Seed-2 Preferred Stock depending on the terms and pricing of any future stock issuances (including the Series Seed-2 Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Seed-2 Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

VB Brands, at its core with CLICK, is a high-margin branding and marketing company of high-tech IP protected products and packaging that is licensed to legally authorized and selected cannabis manufacturers/distributors to make the final finished product that is sold at retail stores or through Direct-To-Consumer (DTC) delivery services.

Business Plan

VB Brands makes its revenue based on the sale of hardware and packaging that includes the licensing fee to sell a product bearing VB Brands' CLICK brand. With over 70k units sold in the first year of operations, already an award winning product, CLICK Spray is now in 100+ retailers throughout California and has plans for near term expansion in Massachusetts and Canada. Beyond NBA player-investors, CLICK Spray has entered into an exciting celebrity 5 year collaboration with Mike Tyson, former boxing world champ, and his Mike Tyson 2.0 cannabis company.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
● If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
● If the Company raises the Closing Amount, it will use 9.5% of the proceeds, or $47,500, towards offering expenses; and
● If the Company raises the Maximum Amount through Regulation CF, it will use 7.7% of the proceeds, or $385,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Market Expansion	75%	30%	25%
Product and Brand Expansion	10%	20%	20%
Sales & Marketing	10%	25%	25%
Key Hires	5%	25%	20%
Strategic Acquisitions	0%	0%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Roie Edery	Co-Founder, March 2019 to present CEO, March 2019 - January 2022 Chairman of the Board, January 2022 - Present	Former CEO, Co-Founder, Board Member, part-time top executive and general manager responsible for tactical and strategic formation and execution; board leadership and capital fund raising
Aleksey Klempner	Co-Founder, March 2019 to present	Co-Founder, Board Member, part-time board involvement, business support, and capital fund raising
Omri Casspi	Co-Founder, March 2019 to present	Co-Founder, Board Member, part-time board involvement, business support, and capital fund raising
Luke Stanton	CEO, January 2022 to present	Top executive and general manager responsible for all day-to-day tactical and strategic formation and execution. During the last three years Mr. Stanton has been a Partner at Vicente Sederberg LLP, and more recently the COO of Source Holdings Health Inc. He also remains a Founder of Skyfront Insurance and a Managing Partner of Skytree Partners LLC.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	16,015,096	Yes	N/A	76.31%	The holders of Common Stock have the right to appoint two of the four current directors on the board of directors of the Company. In the event that the Company increases the number of directors up to six or seven directors,

					the holders of Common Stock will have the right to appoint such sixth and seventh directors.
Series Seed Preferred Stock	2,913,111	Yes	N/A	13.88%	The holders of Series Seed Preferred Stock have a right to appoint one director to the Company's board of directors so long as at least 25% of the originally issued Series Seed Preferred Stock remain outstanding, provided that such appointment right shall be used to appoint an individual selected by Roie Edery. The Series Seed Preferred Stock have additional rights and privileges as otherwise referenced herein
Convertible Notes	$1,761,654	No (will be able to vote shares once converted)	Dilutive when converted	0%	
Employee and Advisor Stock Plan	2,059,254	Yes once issued/exercised	Dilutive when issued/exercised	9.81%	

The Company has the following debt outstanding:

On September 6, 2019, the Company entered a convertible note agreement in the amount of $50,000. The loan carries a 2% interest and matures in two years. On December 31, 2019, the full amount of this note is reported as long term debt. During 2020 the entire note plus accrued interest was converted to 115 membership shares under VB Brands LLC. Upon the Company's incorporation as VB Brands, Inc., these membership units were converted to 115,000 common stock shares.

Subsequent to December 31, 2021, the Company issued additional convertible notes to various individuals totaling $1,775,000. Each note has a maturity date of two years from closing date and carries a 5% interest rate. All notes may be converted to common stock prior at their maturity date, or otherwise into shares of preferred stock of whatever class and character issued by the Company in connection with a financing during the term of the notes.

Ownership

No shareholder owns 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
VB Brands, Inc. was previously formed as VB Brands, LLC on March 14, 2019, in the state of California then subsequently incorporated as VB Brands, Inc. on October 21, 2020, in the state of California. The financial statements of VB Brands, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's headquarters are located in Los Angeles, California.

The Company is a branding agency that creates intellectual property and market brands for the legal cannabis market of California. VB Brands, Inc. will be expanding into other legal markets within the United States and Canada.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $137,815 cash on hand as of February 3, 2022, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
As of the date of this Form C, the Company does not intend to make a material capital expenditure in excess of $500,000 in the next three-month period, provided, however, that the Company may, and reserves the right, to make any such capital expenditures in the determination and judgment of the Company's Board of Directors.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $20,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering

Pre-Seed Convertible Note	March 18, 2019	506(b)/4(a)(2)	Convertible Notes	$300,000 (converted into 600 membership units, which later converted into 600,000 shares of Common Stock)	Continuing working capital
Pre-Seed Convertible Note	September 9, 2019	506(b)/4(a)(2)	Convertible Notes	$50,000 (converted into 115 membership units, which later converted into 115,000 shares of Common Stock	Continuing working capital
Membership Unit Sale	September 9, 2019	506(b)/4(a)(2)	Membership Units	$150,000	Continuing working capital
Pre-Seed SAFE NOTE	March 9, 2020	506(b)/4(a)(2)	SAFE NOTE	$51,000, with a post money valuation cap of $8,500,000 (Converted into 98,979 shares of Series Seed Preferred Stock)	Continuing working capital
Pre-Seed SAFE NOTE	March 16, 2020	506(b)/4(a)(2)	SAFE NOTE	$50,000, with a post money valuation cap of $8,500,000 (Converted into 97,039 shares of	Continuing working capital

					Series Seed Preferred Stock)	
Series Seed Preferred Equity	September 8, 2020	506(b)/4(a)(2)	Preferred Equity	$1,501,004, with a pre-money valuation of $8,500,000 (2,913,111 shares of Series Seed Preferred)	Continuing working capital
Post-Series Seed Convertible Note	September 8, 2021	506(b)/4(a)(2)	Convertible Notes	Principal amount $1,725,000, converting at a share price of $0.762 upon closing of the Series Seed-2 Preferred Stock	Continuing working capital

THE OFFERING AND THE SECURITIES

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed-2 Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed-2 Preferred Stock under Regulation D to accredited investors on materially and substantially the same terms as investors in the Regulation Crowdfunding Offering.

The Series Seed-2 Preferred Stock in the Regulation D offering has the same provisions and converts under similar terms to the Series Seed-2 Preferred Stock in this offering.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock

Dividend Rights

Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of preferred stock and common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

So long as at least 25% of the original number of Series Seed Preferred Stock and Series Seed-2 Preferred Stock (together the "Preferred Stock") is outstanding, holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as a separate class. These matters include any vote to:

- liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation or any other Deemed Liquidation Event (as defined in the Company's Amended and Restated Articles of Incorporation ("A&R Articles"));
- amend, alter, or repeal any provision of the A&R Articles or By-Laws in a manner that would negate or adversely alter the rights, preferences and privileges of the Preferred Stock (or any series thereof), provided, however, that for avoidance of doubt any such action to increase the authorized number of shares of Common Stock of the Company for the purpose of issuing such stock to officers, directors, advisors, employees or other service providers to the Company shall not be deemed to negate or adversely alter the rights, preferences and privileges of the Preferred Shares (or any series thereof);
- (i) create, or authorize the creation of, or reclassify, any capital stock, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Company, provided, however, that each calendar year (not inclusive of any increases occurring prior to or of even date with the adoption of the A&R Articles) the Corporation may, without obtaining consent of the holders of Preferred Stock as a separate class, increase the authorized number of shares of Common Stock of the Company in an amount not greater than 3% of the then-outstanding shares of the Company on a fully diluted basis for the purpose of issuing such stock to officers, directors, advisors, employees or other service providers to the Company;
- purchase or redeem, or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company, other than, (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized in the A&R Articles, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof, or (iv) dividends or distributions on the Preferred Stock after such time that holders of Preferred Stock have received dividends or other distributions equal to or greater than the Original Issue Price (as defined in the A&R Articles) paid for their Preferred Stock; or

- change the number of directors, unless such change is within the range set forth in Article VI(A) of the A&R Articles.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price of such Series Seed Preferred Stock, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed-2 Preferred Stock receive these distributions pari passu with holders of Series Seed Preferred Stock and before any holders of common stock.

Conversion Rights

The Series Seed-2 Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights and Obligations under the Company's Shareholder Agreement

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Company's Shareholder Agreement (the "Investment Agreement"), pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) with certain exceptions, the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

Holders of Series Seed Preferred Stock are entitled to appoint a director to the Company's board of directors; however, pursuant to the Investment Agreement, the Series Seed Preferred Stock must use such appointment power to elect an individual selected by Roie Edery to such director seat.

Series Seed-2 Preferred Stock

Dividend Rights

Holders of Series Seed-2 Preferred Stock are entitled to receive dividends pari passu with holders of preferred stock and common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

So long as at least 25% of the original number of Preferred Stock is outstanding, holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as a separate class. These matters include any vote to:

- liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation or any other Deemed Liquidation Event (as defined in the A&R Articles);
- amend, alter, or repeal any provision of the A&R Articles or By-Laws in a manner that would negate or adversely alter the rights, preferences and privileges of the Preferred Stock (or any series thereof), provided, however, that for avoidance of doubt any such action to increase the authorized number of shares of Common Stock of the Company for the purpose of issuing such stock to officers, directors, advisors, employees or other service providers to the Company shall not be deemed to negate or adversely alter the rights, preferences and privileges of the Preferred Shares (or any series thereof);

- (i) create, or authorize the creation of, or reclassify, any capital stock, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Company, provided, however, that each calendar year (not inclusive of any increases occurring prior to or of even date with the adoption of the A&R Articles) the Corporation may, without obtaining consent of the holders of Preferred Stock as a separate class, increase the authorized number of shares of Common Stock of the Company in an amount not greater than 3% of the then-outstanding shares of the Company on a fully diluted basis for the purpose of issuing such stock to officers, directors, advisors, employees or other service providers to the Company;
- purchase or redeem, or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company, other than, (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized in the A&R Articles, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof, or (iv) dividends or distributions on the Preferred Stock after such time that holders of Preferred Stock have received dividends or other distributions equal to or greater than the Original Issue Price (as defined in the A&R Articles) paid for their Preferred Stock; or
- change the number of directors, unless such change is within the range set forth in Article VI(A) of the A&R Articles.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series Seed-2 Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed-2 Preferred Stock receive these distributions pari passu with holders of Series Seed Preferred Stock and before any holders of common stock.

Conversion Rights

The Series Seed-2 Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights and Obligations under the Company's Shareholder Agreement

Holders of Series Seed-2 Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) with certain exceptions, the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series Seed-2 Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Seed-2 Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them. The Investment Agreement also contains transfer restrictions limiting the transfer of the Securities.

Other Material Terms

The Company does not have the right to repurchase the Securities, except in limited circumstances for regulatory reasons. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

On December 31, 2020, the company had a short-term loan due to a shareholder for $2,838.

Effective October 21, 2020, the company entered into a management services agreement with Team 7 Holdings of California, Inc. ("Team 7 Holdings"), an entity wholly owned by VB Brands, Inc.'s CEO. The contract provides for a $10,000 monthly management fee for an initial period of four years, which may be automatically extended for four periods of twelve months unless either party has provided written notice no later than 180 days prior to the lapse of the respective term of its desire not to extend the respective period of the term.

On January 1, 2022, this contract was terminated. At time of termination, the Company had a remaining payable to Team 7 Holdings for services rendered of $70,000.

As of December 31, 2020, the company has recorded $23,226 in expenses and accounts payable related to this agreement.

Omri Casspi, a director of the Company, is the majority owner and manager of ASO California, LLC ("ASO"). ASO is a shareholder of the Company. In addition, ASO has entered into multiple agreements with the Company.

Roie Edery, Omri Casspi, and Aleksey Klempner are directors and, directly or through one or more affiliates, shareholders of the Company. Mr. Edery, Mr. Casspi and Mr. Klempner also serve as three of the four directors of KCE Global Solutions Inc. dba Ginger, a Delaware corporation ("Ginger"). Mr. Edery, Mr. Casspi, and Mr. Klempner (through a wholly owned holding company) own the majority of Ginger's outstanding shares. In addition, Mr. Edery and Mr. Klempner are the sole officers of Ginger (and Ginger's subsidiaries). Ginger is a direct-to-consumer platform and delivery service for cannabis brands. Ginger provides such services to the Company.

LADevelopers Inc., a California corporation ("LADevelopers"), provides certain technology and software services to the Company. The Company will continue to utilize LADevelopers for similar services in the future. Aleksey Klempner, a director and shareholder of the Company, is the majority shareholder and officer of LADevelopers.

That certain Unsecured Promissory Note by and between the Company and Roie Edery dated March 31, 2021, pursuant to which the Company has promised to pay Mr. Edery a principal amount of $25,000, plus 5% interest per annum.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed-2 Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and/or (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

<center>**SIGNATURE**</center>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Roie Edery

_____

(Signature)

Roie Edery

_____

(Name)

Co-Founder

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Roie Edery

_____

(Signature)

Roie Edery

_____

(Name)

Co-Founder

_____

(Title)

February 4, 2022

_____

(Date)

/s/Aleksey Klempner

_____

(Signature)

Aleksey Klempner

_____

(Name)

Co-Founder

_____

(Title)

February 4, 2022

/s/Omri Casspi

_____

(Signature)

Omri Casspi

_____

(Name)

Co-Founder

_____

(Title)

February 4, 2022

_____

(Date)

/s/Luke Stanton

_____

(Signature)

Luke Stanton

_____

(Name)

CEO

_____

(Title)

February 4, 2022

_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

VB BRANDS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020
AND THE PERIOD FROM MARCH 14, 2019 TO DECEMBER 31, 2019

AUDITED

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of VB Brands, Inc.
Woodland Hills, CA

Opinion

We have audited the financial statements of VB Brands, Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the for the year ended December 31, 2020 and for the period from March 14, 2019 to December 31,2019, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of VB Brands, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the periods then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of VB Brands, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about VB Brands, Inc.'s ability to continue as a going concern for period of twelve months from the year ended December 31, 2020.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

•   Exercise professional judgment and maintain professional skepticism throughout the audit.

•   Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•   Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of VB Brands, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about VB Brands, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 28, 2022
Los Angeles, California

VB BRANDS, INC.
BALANCE SHEETS

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 64,151	$159,743
Account receivables, net	34,636	-
Inventories	124,360	-
Total current assets	223,147	159,743
Property and equipment, net	26,284	-
Intangible assets, net	48,124	-
Total assets	$ 297,555	$159,743
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Account payables	169,570	30,565
Credit cards	22,413	13,550
Current portion of promissory note and loans	2,838	-
Total current liabilities	194,821	44,115
Promissory note and loans	-	50,781
Total liabilities	194,821	94,896
STOCKHOLDERS EQUITY		
Preferred stock	291	-
Common stock	1,624	-
Additional paid in capital	2,004,830	407,148
Retained earnings/(Accumulated deficit)	(1,904,011)	(342,302)
Total stockholders' equity	102,734	64,847
Total liabilities and stockholders' equity	$ 297,555	$159,743

See accompanying notes to the financial statements

VB BRANDS, INC.
STATEMENTS OF OPERATIONS

For the year ended December 31, 2020, and for the period from March 14, 2019 to December 31,2019	2020	2019
(USD $ in Dollars)		
Net sales	$ 274,918	$ -
Cost of goods sold	599,566	-
Gross profit	(324,648)	-
Operating expenses		
General and administrative	1,006,717	105,350
Sales and marketing	223,917	124,350
Research and development	4,084	110,780
Total operating expenses	1,234,718	340,480
Operating income/(loss)	(1,559,366)	(340,480)
Interest expense/(Income), net	2,345	1,822
Income/(Loss) before provision for income taxes	(1,561,711)	(342,302)
Provision/(Benefit) for income taxes	-	-
Net income/(Net loss)	$ (1,561,711)	$ (342,302)

See accompanying notes to the financial statements

VB BRANDS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Comm Stock		Preferred Stock		Additional Paid-in Capital	Membership Contributions	Accumulated Deficit	Total
	Shares	Value	Shares	Value				
Beginning Balance 3/14/2019	-	$ -	-	$ -	$ -	$ -	$ -	-
(USD $ in Dollars)								
Partnership contributions						104,025		104,025
Note Conversion to membership units						303,123		303,123
Net loss							(342,302)	(342,302)
Ending balance 12/31/2019	-	$ -	-	$ -	$ -	$ 407,148	$ (342,302)	$ 64,846
Note conversion to membership units						50,781		50,781
Membership distributions						(2,158)		(2,158)
Purchase of membership units						1,550,975		1,550,975
Conversion of membership units to APIC and stock	16,239,771	1,624	145,559	291	2,054,830	(2,056,746)		-
Net loss					-		(1,561,711)	(1,561,711)
Ending balance 12/31/2020	16,239,771	$ 1,624	145,559	$ 291	$ 2,054,830	$ -	$ (1,904,013)	$ 102,734

See accompanying notes to the financial statements

For the year ended December 31, 2020, and for the period from March 14, 2019 to December 31,2019	2020	2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (1,561,711)	$ (342,302)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of tangible assets	5,782	-
Amortization of intangible assets	4,376	-
Changes in operating assets and liabilities:		
Inventories	(124,360)	-
Account receivables	(34,636)	-
Account Payables	139,005	30,565
Credit cards	8,863	13,550
Net cash provided by/(used in) operating activities	**(1,562,682)**	**(298,187)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(32,066)	-
Purchase of intangible assets	(52,500)	-
Net cash provided by/(used in) investing activities	**(84,566)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of common stock	1,599,597	407,148
Borrowing on promissory note	2,838	50,782
Conversion of promissory note to equity	(50,780)	-
Net cash provided by/(used in) financing activities	**1,551,656**	**457,930**
Change in cash	(95,592)	159,743
Cash—beginning of year	159,743	-
Cash—end of year	**$ 64,151**	**$ 159,743**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 2,345	$ 1,822
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note payable	$ 50,780	$ 303,123
Issuance of equity in return for accrued payroll and other liabilities	$ -	$ -

See accompanying notes to the financial statements

VB BRANDS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020 AND FOR THE PERIOD FROM MARCH 14, 2019 TO DECEMBER 31, 2019

1. NATURE OF OPERATIONS

VB Brands, Inc. was previously formed as VB Brands, LLC on March 14, 2019, in the state of California then subsequently incorporated as VB Brands, Inc. on October 21, 2020, in the state of California. The financial statements of VB Brands, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's headquarters are located in Los Angeles, California.

The Company is a branding agency that creates intellectual property and market brands for the legal cannabis market of California. VB Brands, Inc. will be expanding into other legal markets within the United States and Canada.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Accounts receivable are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost or net realizable value. Costs related to raw materials, work in progress, and finished goods are determined on the first in, first out (FIFO) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed, and the related depreciation, are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 Years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Income Taxes

VB Brands, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the goods and/or services to be transferred can be identified, the payment terms for the goods and/or services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods and services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when, or as, control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its goods and/or services.

Cost of sales

Costs of goods sold include the cost of goods sold and shipping supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2020, and December 31, 2019, amounted to $153,183 and $115,542, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 28, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, compensation – stock compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

2. INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Finished Goods	$ 124,360	$ -

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

4. PROPERTY AND EQUIPMENT

As of December 31, 2020, and December 31, 2019, property and equipment consists of:

As of December 31,	2020	2019
Equipment	$ 32,066	$ -
Accumulated Depreciation	(5,782)	-
	$ 26,284	$ -

Depreciation expense for property and equipment for the year ended December 31, 2020 and for the period from March 14, 2019 to December 31, 2019, was in the amount of $5,782 and $0, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2020, and December 31, 2019, intangible asset consist of:

As of December 31,	2020	2019
Rewards Project Assets	$ 52,500	$ -
Accumulated Amortization	(4,376)	-
	$ 48,124	$ -

Rewards project assets are amortized over a three-year period on a straight-line basis. Amortization expenses for rewards project assets for the year ended December 31, 2020, and for the period from March 14, 2019 to December 31, 2019, were in the amount of $4,376 and $0, respectively.

VB BRANDS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020 AND FOR THE PERIOD FROM MARCH 14, 2019 TO DECEMBER 31, 2019

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period	Amortization Expense
2021	$ 17,500
2022	17,500
2023	13,124
	$ 48,124

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common and Preferred Stock

As of December 31, 2020, the Company is authorized to issue 30,000,000 shares of Common Stock, at $0.0001 par value per share, and 4,000,000 shares of preferred stock at $0.0001 par value per share. As of December 31, 2020, and December 31, 2019, 19,152,882 shares and 0 shares of common stock, and 2,913,111 and 0 shares of preferred stock have been issued and are outstanding.

Conversion of Notes Payable

During fiscal year 2019, the Company converted a convertible note of $300,000 and accrued interest of $3,123 into 606.25 membership units. Upon the Company's incorporation as VB Brands, Inc., in October 2020, these units were converted to 2,606,250 shares of common stock.

During fiscal year 2020, the Company converted a convertible note of $50,000 and accrued interest of $781 into 115 membership units. Upon the Company's incorporation as VB Brands, Inc., in October, 2020, these units were converted to 115,000 shares of common stock.

7. DEBT

Loans

During 2020 and 2019 fiscal years, the Company entered into various loans. The following lists the outstanding balances for each instrument as of December 31, 2020 and December 31, 2019:

As of December 31,	Interest Rate	Principal 2020	2019	Accrued Interest 2020	2019
Convertible note payable	2%	$ -	$ 50,000	$ -	$ 781

Convertible Note

On September 6, 2019, the Company entered a convertible note agreement l in the amount of $50,000. The loan carries a 2% interest and matures in two years. On December 31, 2019, the full amount of this note is reported as long term debt. During 2020 the entire note plus accrued interest was converted to 115 membership shares under VB Brands LLC. Upon the Company's incorporation as VB Brands, Inc., these membership units were converted to 115,000 common stock shares.

8.   INCOME TAXES

The provision for federal and state income taxes for the years ended December 31, 2020, and December 31, 2019, consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (96,883)	$ -
Valuation Allowance	$ 96,883	$ -
Net Provision for income tax	$ -	$ -

Significant components of the Company's federal and state deferred tax assets and liabilities on December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December, 31	2020	2019
Net Operating Loss	$ (96,883)	$ -
Valuation Allowance	96,883	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been recorded against its net deferred tax assets as of December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the period from March 14, 2019 to October 20, 2020, the Company operated as an LLC. As such, all net operating losses during this timeframe were allocated to the members of the Company, and are not included in the net provision for federal or state income tax, nor the total federal and state deferred tax asset at December 31, 2020.

For the period from October 20, 2020 to December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $329,962, and the Company had state net operating loss ("NOL") carryforwards of approximately $329,962. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. The California net operating loss can be carried forward for 20 years but is suspended for the years 2020 – 2022 if taxable income is over $1,000,000.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to uncertain income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

Loan due to Shareholder

On December 31, 2020, the company had a short-term loan due to a shareholder as follows:

As of December 31,	2020	2019
Loan due to Shareholder	$ 2,838	$ -

Management Services Agreement

Effective October 21, 2020, the company entered into a management services agreement with Team 7 Holdings of California, Inc. ("Team 7 Holdings"), an entity wholly owned by VB Brands, Inc.'s CEO. The contract provides for a $10,000 monthly management fee for an initial period of four years, which may be automatically extended for four periods of twelve months unless either party has provided written notice no later than 180 days prior to the lapse of the respective term of its desire not to extend the respective period of the term.

On January 1, 2022, this contract was terminated. At time of termination, the Company had a remaining payable to Team 7 Holdings for services rendered of $70,000.

As of December 31, 2020, the company has recorded $23,226 in expenses and accounts payable related to this agreement.

10. SHAREBASED COMPENSATION

Stock Incentive Plan

On October 21, 2020, the Company authorized the stock incentive plan (which may be referred to as the "Plan"). The Company reserved 485,194 shares of its common stock pursuant to the Plan, which provides for the grant of shares or stock options to qualified employees, consultants, and directors. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

A summary of the Company's employee stock activity and related information is as follows:

	Number of Awards	ESOP Expenses
Outstanding at December 31, 2018	-	$ -
Granted	-	-
Exercised	-	-
Expired/Cancelled	-	-
Outstanding at December 31, 2019	-	$ -
Granted	-	-
Exercised	-	-
Expired/Cancelled	-	-
Outstanding at December 31, 2020	-	$ -

Plan expenses for the year ended December 31, 2020, and for the period from March 14, 2019 to December, 31, 2019, was $0 and $0, respectively.

Stock in Exchange for Advisory Services

On November 26, 2019, the Company entered into a consultant agreement for which stock compensation was provided. At the time, twenty membership units were granted to an individual for consulting services for a period of one month. On October 21, 2020, these membership units were converted to 20,000 shares of common stock.

On December 7, 2019, the Company entered into a consultant agreement for which stock compensation was provided. At the time, 100 membership units were granted to a company in exchange for its consulting services for a period of six months. On October 21, 2020, these membership units were converted to 100,000 shares of common stock.

On December 10, 2019, the Company entered into a consultant agreement for which stock compensation was provided. At the time 400 membership units were granted to an individual for consulting services for a period of two years and six months, ending July 10, 2022. On October 21, 2020, these membership units were converted to 400,000 shares of common stock.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has entered into various operating leases for facilities. All leases are on a month-to-month basis.

Rent expense was in the amount of $37,646 and $8,032 for the year ended December 31, 2020, and for the period from March 14, 2019 to December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. CONCENTRATION OF CREDIT RISK

Vendors providing manufacture of the Company's products are limited to two vendors. Should either of these vendors experience supply chain issues, it could impact the operations of VB Brands, Inc.

Throughout 2020, there was one customer of VB Brands. The sole customer provides both the production and distribution of the VB Brands, Inc. product, ClickSpray.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through January 28, 2022, the date the financial statements were available to be issued.

Subsequent to the end of the year, the Company issued additional convertible notes to various individuals totaling $1,775,000. Each note has a maturity date of two years from closing date and carries a 5% interest rate. All notes may be converted to common stock prior to their maturity date.

On November 1, 2021, the Company entered into a share-based compensation agreement with an individual for advisory services. This agreement provides for advisory services to be provided through December 31, 2021, in exchange for twenty thousand shares of common stock of the Company. On the effective date, ten thousand shares became vested. On December 1, 2021, the remaining ten thousand shares became vested.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the year ended December 31, 2020, the Company had a net operating loss of $1,562,682, an operating cash flow loss of $298,187 and liquid assets in cash of $64,151, which is less than a year of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued, is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

VB BRANDS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020 AND FOR THE PERIOD FROM MARCH 14, 2019 TO DECEMBER 31, 2019

There are no assurances that management will be able to raise funds on terms acceptable to the Company. If it is unable to obtain sufficient funding, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C
PDF of SI Website


CLiCK

CLICK

Creator of mouth spray products for the new-age cannabis consumer

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$1,000	$20,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

INVEST IN CLICK

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: https://www.clickspray.com

Share:

CLICK is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 2.50% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below

Highlights

Overview

The Team

Term Sheet

Investor Perks

Prior Rounds

Market Landscape

Risks & Disclosures

Data Room

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FAQs About Investing

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Company Highlights

- Over 100k units shipped in first year
- Since launch penetrated 100+ retail stores in California
- Won multiple awards including best sublingual awards, best edible award and a Clio design award
- Executed a multi-state 5 year deal to launch a co-branded SKU with Mike Tyson's brand Tyson 2.0, expected luaunch in Q1 2021
- Signed agreements to expand into Canada and Massachusetts before end of year

Fundraise Highlights

- Total Round Size: US $5,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money valuation : US $20,000,000
- Target Minimum Raise Amount: US $500,000
- Offering Type: Side by Side Offering

CLICK Spray is a high tech cannabis product by VB Brands, with the potential for national and global reach. Patent pending spray bottle and great tasting secret formula provides the quick effect of a vape but discreetness of an edible.

VB Brands/CLICK Spray solves one of the cannabis industry's biggest growth problems--margin compression. Although many are trying vertical integration to tackle the problem, CLICK provides an alternative, more sustainable solution which we believe can produce gross margin's exceeding 40% (see data room for assumptions).

VB Brands, at its core with CLICK, is a branding and marketing company of high-tech patent pending products and packaging that is licensed to legally authorized and selected cannabis manufacturers/distributors to make the final finished product that is sold at retail stores or through Direct-To-Consumer (DTC) delivery services. VB Brands makes its revenue based on the sale of hardware and packaging that includes the licensing fee to sell a product bearing VB Brands' CLICK brand.

Additionally, the use of Nano-emulsion technology is unique to CLICK's patent pending bottles. Other products in the market use generic "mace bottles" that were designed to spray a "focused" stream of liquid to thwart off an attacker. This results in a very aggressive and off-putting spray experience into the mouth; additionally, other companies use of oil based distillate leaves a sticky oily feeling in the back of your throat. We believe the CLICK experience is exceptional. When you spray CLICK, it generates a pleasing "puffy cloud" of fine mist that sprays lightly and evenly in your mouth, providing a premium experience, flavor and aftertaste.

With over 100k units sold in the first year of operations, already an award winning product, CLICK Spray is now in 100+ retailers throughout California and has plans for near term expansion in Massachusetts and Canada. Beyond NBA player-investors, CLICK Spray has entered into an exciting celebrity 5 year collaboration with Mike Tyson, former boxing world champ, and his Mike Tyson 2.0 cannabis company.

Pitch Deck


CLiCK
A tech-driven cannabis company
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Gallery




CANNABIS INFUSED MOUTH SPRAY
2.5 MG PER CLICK 80 CLICKS
CLiCK
RESTORE
THC 1:5 CBD 200MG
CANNABIS INFUSED MOUTH SPRAY
2.5 MG PER CLICK 80 CLICKS
CLiCK
CHILL
CANNABIS INFUSED MOUTH SPRAY
2.5 MG PER CLICK 80 CLICKS
CLiCK
DREAM
THC 1:2 CBD 200MG
CANNABIS INFUSED MOUTH SPRAY
2.5 MG PER CLICK 80 CLICKS
CLiCK
GO
THC 1:0 CBD* 200MG

CLICK Suite of Products.

GO, RESTORE, CHILL & DREAM

Media Mentions

 

The Team

Founders and Officers



Roie Edery
FOUNDER

Roie Edery is the Founder of VB Brands, the parent company for CLICK spray, the #1 cannabis spray in California.* For over two decades, Edery has leveraged emerging and existing technology to create innovative solutions across multiple industries. Edery's launch of high-tech cannabis solutions followed his impact on the B2C market as the co-founder of Eaze, California's largest cannabis delivery marketplace to date, and the B2B market with WAYV, an on-demand cannabis supply chain logistics platform.

* BDSA Retail Consumer Data - December 2021



Aleksey Klempner
FOUNDER

Aleksey Klempner is a founder of VB Brands. He is also the founder and CTO of Ginger Commerce and Founder of LA Developers Inc., a multi-talented team of product-centric, design and engineering experts. Klempner's passion for data-driven solutions, software development, and marketing has led him to grow companies in cannabis, healthcare, tech, and entertainment industries ranging from startups to Fortune 1000 companies. Klempner is also a co-founder and former head of engineering of Eaze, as well as the former CTO of WAYV.



Omri Casspi
FOUNDER

Omri Casspi is a Co-founder of VB Brands, the parent company for CLICK spray. For over ten years, Casspi played in the NBA for an assortment of teams, winning a championship with the Golden State Warriors. Off the court he runs the Omri Casspi Foundation, which sponsors trips to Israel with the aim of showing the world what the country is like. His belief in the benefits of a healthier way to consume cannabis led him to co-create VB Brands.



Luke Stanton
CEO

Luke K. Stanton is the CEO of VB Brands Inc. and brings cannabis industry experience in law, private equity, operations and executive management spanning the last decade to the VB Brands team. Mr. Stanton started his career as a lawyer, founding the Frontera Law Group before becoming a Partner at Vicente Sederberg LLP. Mr. Stanton moved to the business side of the world as a Managing Partner at Skytree Capital Partners and a Founder at Skyfront Insurance. He also spent 3 years as a member of the Board of Directors at Sunniva Inc. and served as Sunniva's Executive Director of U.S. Operations. Most recently Stanton served as COO for Source Holdings Health Inc.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $5,000,000
Minimum investment:	US $1,000
Target Minimum:	US $500,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $0.95
Pre-Money valuation:	US $20,000,000
Liquidation preference:	1.0x

Additional Terms

Closing conditions:	While VB Brands Inc. has set an overall target minimum of US $500,000 for the round, VB Brands Inc. must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to VB Brands Inc.'s Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

Market Expansion
Product and Brand Exp...
Sales & Marketing
Key Hires

If Maximum Amount Is Raised

Market Expansion
Product and Brand Exp...
Sales & Marketing
Key Hires
Unspecified

Investor Perks

Tier 1 - $2,500 to $4,999 - You will receive one entry into a lottery to win a roundtrip airfare, two night hotel stay, dinner at a 5 star restaurant with the CLICK team and tickets to an LA sporting event or concert. Additionally you will receive 4 CLICK Wellness sprays, or if you live in the state of California, a 50% off discount code for CLICK sprays and gummies.

Tier 2 - $5,000 to $49,999 - Perks included in Tier 1 plus custom CLICK sweatshirt and hat, as well as a one on one call with CLICK's founder Roie Edery.

Tier 3 - $50,000- $99,999 - Perks included in Tier 2 plus five entries into a lottery to win a roundtrip airfare, two night hotel stay, dinner at a 5 star restaurant with the CLICK team, and tickets to an LA sporting event or concert.

Tier 4 - $100,000 to $499,999 - Perks included in Tier 3 plus signed NBA swag and a Zoom call with retired NBA champion Omri Casspi.

Tier 5 - $500K+ - All perks included in Tier 4 plus an all expenses paid trip to a NBA game for two, including the opportunity to meet with recently retired NBA champion, Omri Casspi.

Bonus Perk: For those who invest by March 4, 2022, you will receive an additional entry into a lottery to win a roundtrip airfare, two night hotel stay, dinner at a 5 star restaurant with the CLICK team, and tickets to an LA sporting event or concert.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed 1

Round Size	US $300,000
Closed Date	Mar 18, 2019
Security Type	Convertible Note

Pre-Seed 2

Round Size	US $50,000
Closed Date	Sep 9, 2019
Security Type	Convertible Note

Membership Unit Sale

Round Size	US $150,000
Closed Date	Sep 9, 2019
Security Type	Common Equity

Pre-Seed 3

Round Size	US $51,000
Closed Date	Mar 9, 2020
Security Type	SAFE Note
Valuation Cap	US $8,500,000

Pre-Seed 4

Round Size	US $50,000
Closed Date	Mar 16, 2020
Security Type	SAFE Note
Valuation Cap	US $8,500,000

Seed

Round Size	US $1,501,004
Closed Date	Sep 8, 2020
Security Type	Preferred Equity
Pre-Money valuation	US $8,500,000

Post-Seed

Round Size	US $1,725,000
Closed Date	Sep 8, 2021
Security Type	Convertible Note

Market Landscape



The Cannabis Industry is Growing at an Accelerated Rate

The fast growing cannabis industry is expanding rapidly, at an accelerated rate, with a 23% CAGR. From 2018 to 2021, the industry has gone from $9.1B to $19.7B, predominantly driven by rapid growth and expansion in the US.

Specifically, in the Extracted Cannabis (Tincture and Sublingual) subcategory, there is a 33% CAGR. Where traditional cannabis flower/roll product growth rate is slowing, product categories that are ripe for high tech innovation have grown significantly. CLICK aims to be the leading sublingual mouth spray across California and has won numerous and prestigious awards and recognition. With CLICK's expansion plans into Massachusetts and Canada, and recent collaboration with Mike Tyson 2.0, we believe the company is poised to help lead the tremendous growth in this subcategory and beyond.

CLICK's platform solves one of the cannabis industry's biggest growth challenges - margin compression. Vertical Integration being pursued by many players may not be the answer. Rather, higher gross margins supported by a better user experience may offer a more sustainable solution. By focusing our efforts on high margin, low overhead segments of the supply chain, CLICK is able to do what we do best. For everything else, we partner with best of breed industry experts. This approach will allow us to create new products and new brands quickly, efficiently and without the high costs that a vertically integrated company would incur.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The cannabis technology market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for [5-6] months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company's ability to grow the business depends on state laws pertaining to the cannabis industry. Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the medical-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states. FDA regulation of medical-use cannabis and the possible registration of facilities where medical use cannabis is grown could negatively affect the medical-use cannabis industry and its financial condition. Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug, and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or CGMPs, related to the growth, cultivation, harvesting, and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, it does not know what the impact would be on the medical-use cannabis industry, including what costs, requirements, and possible prohibitions may be enforced. If the Company is unable to comply with the regulations or registration as prescribed by the FDA, the Company may be unable to continue to operate.

The reviewing CPA has included a "going concern" note in the audited financials. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the year ended December 31, 2020, the Company had a net operating loss of $1,562,682, an operating cash flow loss of $298,187 and liquid assets in cash of $64,151, which is less than a year of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued, is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise funds on terms acceptable to the Company. If it is unable to obtain sufficient funding, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The Company has outstanding liabilities. On September 6, 2019, the Company entered a convertible note agreement l in the amount of $50,000. The loan carries a 2% interest and matures in two years. On December 31, 2019, the full amount of this note is reported as long term debt. During 2020 the entire note plus accrued interest was converted to 115 membership shares under VB Brands LLC. Upon the Company's incorporation as VB Brands, Inc., these membership units were converted to 115,000 common stock shares.

Subsequent to December 31, 2021, the Company issued additional convertible notes to various individuals totaling $1,775,000. Each note has a maturity date of two years from closing date and carries a 5% interest rate. All notes may be converted to common stock prior to their maturity date.

The Company has conducted related party transactions. On December 31, 2020, the company had a short-term loan due to a shareholder for $2,838.

Effective October 21, 2020, the company entered into a management services agreement with Team 7 Holdings of California, Inc. ("Team 7 Holdings"), an entity wholly owned by VB Brands, Inc.'s CEO. The contract provides for a $10,000 monthly management fee for an initial period of four years, which may be automatically extended for four periods of twelve months unless either party has provided written notice no later than 180 days prior to the lapse of the respective term of its desire not to extend the respective period of the term.

On January 1, 2022, this contract was terminated. At time of termination, the Company had a remaining payable to Team 7 Holdings for services rendered of $70,000.

As of December 31, 2020, the company has recorded $23,226 in expenses and accounts payable related to this agreement.

Omri Casspi, a director of the Company, is the majority owner and manager of ASO California, LLC ("ASO"). ASO is a shareholder of the Company. In addition, ASO has entered into multiple agreements with the Company.

Roie Edery, Omri Casspi, and Aleksey Klempner are directors and, directly or through one or more affiliates, shareholders of the Company. Mr. Edery, Mr. Casspi and Mr. Klempner also serve as three of the four directors of KCE Global Solutions Inc. dba Ginger, a Delaware corporation ("Ginger"). Mr. Edery, Mr. Casspi, and Mr. Klempner (through a wholly owned holding company) own the majority of Ginger's outstanding shares. In addition, Mr. Edery and Mr. Klempner are the sole officers of Ginger (and Ginger's subsidiaries). Ginger is a direct-to-consumer platform and delivery service for cannabis brands. Ginger provides such services to the Company.

LADevelopers Inc., a California corporation ("LADevelopers"), provides certain technology and software services to the Company. The Company will continue to utilize LADevelopers for similar services in the future. Aleksey Klempner, a director and shareholder of the Company, is the majority shareholder and officer of LADevelopers.

That certain Unsecured Promissory Note by and between the Company and Roie Edery dated March 31, 2021, pursuant to which the Company has promised to pay Mr. Edery a principal amount of $25,000, plus 5% interest per annum.

The Company depends on profitable royalty-bearing licenses of its technology. If the Company is unable to maintain and generate such license agreements, then it may not be able to sustain existing levels of revenue or increase revenue. The Company depends upon the identification, investment in and license of new patents for revenue. If the Company is unable to maintain such license agreements and to continue to develop new license arrangements, then it may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Current or future license agreements may not provide the volume or quality of royalty revenue to sustain business. In some cases, other technology sources may compete against the Company as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom the Company can market its services. The potential inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on business and results of operations.

The Company relies heavily on its technology and intellectual property, but it may be unable to adequately or cost-effectively protect or enforce its intellectual property rights, thereby weakening its competitive position and increasing operating costs. To protect its rights in its services and technology, the Company relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. It also relies on laws pertaining to trademarks and domain names to protect the value of its corporate brands and reputation. Despite efforts to protect its proprietary rights, unauthorized parties may copy aspects of its services or technology, obtain and use information, marks, or technology that it regards as proprietary, or otherwise violate or infringe its intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If the Company does not effectively protect its intellectual property, or if others independently develop substantially equivalent intellectual property, its competitive position could be weakened.

Effectively policing the unauthorized use of its services and technology is time-consuming and costly, and the steps it takes may not prevent misappropriation of its technology or other proprietary assets. The Company's efforts to protect its proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of its services, use similar marks or domain names, or obtain and use information, marks, or technology that it regards as proprietary. The Company may have to litigate to enforce its intellectual property rights, to protect trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
Financials (2 files)	Feb 3, 2022	Folder
Fundraising Round (1 file)	Feb 3, 2022	Folder
Miscellaneous (4 files)	Feb 3, 2022	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in CLICK

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by CLICK. Once CLICK accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to CLICK in exchange for your securities. At that point, you will be a proud owner in CLICK.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, CLICK has set a minimum investment amount of US $1,000.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

- ⊡ The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now CLICK does not plan to list these securities on a national exchange or another secondary market. At some point CLICK may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when CLICK either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is CLICK's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the CLICK's Form C. The Form C includes important details about CLICK's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck


CLICK
A tech-driven cannabis company

We believe CLICK is the future of cannabis

The global cannabis market is changing. Consumers are more discerning and they are looking for a cannabis product that fits their busy life-style. Our mouth spray is the first of a whole line of products that we believe will unlock the next generation of cannabis.



CLICK IS HIGH TECH CANNABIS

- #1 selling cannabis mouth spray in California*
- Leading Nano-Emulsion Technology used to deliver active ingredients
- Proprietary Terpenes Blending for Taste & Effect
- Path Breaking Delivery Mechanism. Our own patent-pending bottle design, exclusive to CLICK
- New Direct to Consumer E-commerce Delivery Platform (Ginger) to supplement Retail and 1-on-1 Customer Relationship



FAST ACTING
(10-15 MINUTES)

GREAT TASTE—
FOUR CUSTOM FLAVORS

PORTABLE AND DISCREET —
ON THE GO

CONTROLLED DOSING —
CONSISTENT EXPERIENCE

* BDSA Retail Consumer Data - November 2021

CLICK PRODUCT LINE





Pep-A-Mint Flavor
with Green Tea Extract

THC

CLICK'S GO THC formulation is perfect for people who want the active and energy-enhanced effects that cannabis provides. We started with the highest grade of THC cannabinoids then added our uplifting icy-cool peppermint and all-natural Green Tea extract.

TropiCali Flavor
with L-Theanine

THC **CBD**

CLICK'S CHILL 2:1 CBD:THC formulation is exactly what you want when reading a book at the pool or just dealing with the stresses of the day. We combined CBD and THC cannabinoids with L-theanine to support heart and brain health for just the right amount of chill.





LemonGingerGrass Flavor
with Boswellia

THC **CBD**

CLICK'S RESTORE 1:5 THC:CBD formulation is custom built for those who want to restore their body after a workout, trail run, spin class or even a crazy cross town commute. We created the right combination of CBD, THC and Boswellia to reduce painful joint-inflammation.

Midnight Mint Flavor
with Melatonin

THC **CBD**

CLICK'S DREAM 1:2 THC:CBD formulation uses the highest grade of CBD and THC cannabinoids combined with melatonin to give you a great night's sleep. Getting a good night's sleep shouldn't be an exception, it should be the rule!



CLICK IS EASY TO USE

TWIST TO UNLOCK

SPRAY UNDER TONGUE

HOLD FOR 30 SECONDS

ENJOY

PATENT PENDING ERGONOMIC DESIGN

KEY CHAIN HOOK

▸ TRIANGLE SHAPE PREVENTS ROLLING

▸ 2.5mg IN EVERY SPRAY

▸ FITS IN YOUR POCKET

CLICK SPRAY PROVIDES A SUPERIOR USER EXPERIENCE ...

	CLICK	Leading Competitors
	Uses the latest nano-emulsion technology, which allows consumer to feel the effects fast	Use highly viscous oil with large particle sizes for slower onset of effects
	Patent pending ergonomically designed bottle provides discretion, portability, and controlled dosing right in your pocket	Off the shelf mace bottle or glass medicine bottle
	Light, fine mist when sprayed	Thick oily glob when sprayed





Please see Data Room for additional detail regarding the assumptions underlying these projections.

EARLY SUCCESS



CLICK
CLICK
CLICK
CLICK

April 2020

CLICK launched its fast acting, great tasting cannabis mouth spray in California



November 2020

50,000th unit of CLICK produced in California

CANNABIS INFUSED MOUTH SPRAY
2.5 MG PER CLICK
80 CLICKS
CLICK
GO
THC 1:0 CBD*
200MG
CA

December 2020

Top retailers average over 500 units sold per month



CLICK
THE CANNABIS MOUTH SPRAY

CLICK

IN 10 MONTHS TIME CLICK BECAME THE BEST SELLING SUBLINGUAL SPRAY IN CALIFORNIA

Over 50% of our core consumers are under 40

Total purchases registered by gender



MALE: 52.9%, 541
FEMALE: 47.1%, 482

Total purchases registered by age



51-60 Age: 12.7%, 130
>60 Age: 13.7%, 140
41-50 Age: 20.9%, 214
31-40 Age: 23.5%, 240
21-30 Age: 29.2%, 299

By Gender:

Gender	GO	RESTORE	CHILL	DREAM
Male	55%	52%	50%	55%
Female	45%	48%	50%	45%

By Age:

Age	GO	RESTORE	CHILL	DREAM
21-30	35%	33%	30%	21%
31-40	23%	31%	21%	24%
41-50	17%	20%	23%	24%
51-60	12%	6%	11%	16%
>60	13%	10%	15%	15%

CLICK Honors

We have been awarded by High Times, Emerald Cup and WEEDcon as a top sublingual spray. Additionally, we were recognized by the international CLIO Awards for excellence in branding for our unique bottle and packaging



HIGH TIMES CANNABIS CUP SOCAL PEOPLE'S CHOICE EDITION TOP 3 2020

Voted **Top 3 tincture in California** by prestigious High Times awards



Emerald Cup

Voted 2021 Emerald Cup **Top 3 Edible** in California



WEEDCON 2020 VOTED BEST SUBLINGUAL

Voted **best sublingual spray in California** by Weedcon



CANNABIS INFUSED MOUTH SPRAY
2.5 MG PER CLICK
80 CLICKS
CLICK
GO
THC 1:0 CBD*
200MG
CLICK

CLIO AWARDS

International Clio Cannabis Award for **excellence in branding**

THE CANNABIS INDUSTRY IS GROWING AT AN ACCELERATED PACE

Global Legal Regulated Cannabis Spending By Region:
Medical + Adult Use ($USD Billions)

USA 23% CAGR

Year	USA	Canada	ROW (Rest of World)
2014	3.3		
2015	4.5		
2016	6.3		
2017	8.1	0.3	0.3
2018	9.1	0.6	0.5
2019	12.2	1.6	1.0
2020	16.2	2.8	
2021	19.7	4.2	

● USA   ○ Canada   ● ROW (Rest of World)

Source: Arcview & BDS Analytics Cannabis Intelligence Briefing
Please see Data Room for additional detail regarding the assumptions underlying these projections.

THE FASTEST GROWING CATEGORIES FAVOR HIGH TECH CANNABIS PRODUCTS



EXTRACTED CANNABIS
Growth rate - 33% CAGR

- Tincture & Sublingual
- Edible
- Beverage
- Concentrates
- Vapor Pens

TRADITIONAL CANNABIS

- Pre-roll
- Flower

OVERALL MARKET
32% CAGR*
Key markets: CA, OR, WA, MI, NV & MA

Please see Data Room for additional detail regarding the assumptions underlying these projections.

$12 500 000 000

$10 000 000 000

$7 500 000 000

$5 000000 000

$2 500 000 000

$0

2018   2019   2020   2021 Est.

The New Consumer

Traditional cannabis products' growth rate has slowed while product categories ripe for high tech innovation have expanded. Consumer demand has changed and cannabis products too must change. Cannabis consumers are:

- Tech savvy
- On the go
- Curious about new form factors
- Less stigmatized by consuming
- Shifting their consuming habits

The Rise of Legal Cannabis Use as a Consumer Packaged Good - BDSA - September 30, 2021
2021 Top 10 Predictions - BDSA - January 20, 2021
Please see Data Room for additional detail regarding the assumptions underlying these projections.

High Tech Cannabis can be High Margin Cannabis

CLICK solves one of the cannabis industry's biggest growth challenges - margin compression.

	Traditional Cannabis	High Tech Cannabis
Production segment	Fully vertical integration which means capital is tied up in all segments of supply chain	Focused only on high margin, low overhead segments of supply chain
User experience	No room for innovation	Enhanced through technology
Margins	Low - 10-20%	High - in excess of 40%

CLICK the first of many VB Brands



CLICK was brand one, product one for a whole suite of planned high tech cannabis by VB Brands. In the coming months and years we are creating a number of fresh cannabis brands with partners, celebrities and influencers as well as house brands. Our capabilities include:

· Marketing and branding expertise
· Product development and formulation
· Manufacturing ingenuity
· Distribution network
· Direct-to-consumer sales

We are the turnkey solution for bringing products to market.

CLICK partners with Mike Tyson

Our collaboration with Tyson 2.0 is the first for each of our brands. The partnership brings their popular Toad strain to consumers as a limited edition sublingual spray for our 5th SKU. The synergy of two collaborative brands brings the CLICK Toad's Breath to life. Utilizing our proprietary spray bottle & formulation and borrowing elements from both the Tyson brand and CLICK brand, we created a collaboration that highlights the best of both. A true marriage of everything consumers love about the Toad, in a portable, easy to use, on-the-go, high dose CLICK spray.



Opportunity for new collaborations

Brands, celebrities and manufacturing partners are ready to reach new audiences. In 2022 we will be working on a select number of cannabis brands with their own signature strain, lifestyle brands aiming to reach new audiences, and influencers who are looking to take their personal brand to the next level.

Our growth is not limited to sublingual sprays. By focusing efforts on what we believe to be high margin, low overhead segments of the supply chain, VB Brands is able to do what we do best. For everything else, we partner with best of breed industry experts.



CLICK
x
TYSON
FAST ACTING NANO
MOUTH SPRAY

Partnership with Tyson 2.0



CLICK
FAST ACTING NANO
MOUTH SPRAY
CBD SPRAY
"We just walked around stressed all the time. I said to my brother once, 'You know, this is no way to live.' So we looked for a more natural way to manage all the pressures."
Marcus & Markieff Morris

Partnership with Marcus and Markieff Morris

PRODUCT ROAD MAP

Gummy Launch: Q4 2021

In collaboration with our Nano Emulsion & Terpene partners, we have formulated fast acting pectin gummies infused with effect specific terpenes



Q4 2021

Launch Click Hemp CBD (No THC) Product line with direct to consumer shipping

DREAM
Night time

RESTORE
Relief

Q1 2022

Launch of Click x Tyson 2.0 collaboration



ALL PRODUCTS MAINTAIN OUR FOCUS: *FAST ACTING • GREAT TASTING • EFFECTS BASED*

CLICK 2.0 Bottle

Over the last 10 months we have been developing an improved version of our CLICK bottle. The updated design will have a child resistant feature built into the neck. Testing for CR approval began early November and bottles will go into production in Q1 of 2022.

The enhanced features will include:

- CR certification to meet North American and European standards
- Built-in child resistant function
- Streamlined structural design
- Branding features that reinforce the fact that this is an original design
- Greater volume







CLICK member rewards program

CLICK Rewards is our VIP program that incentivizes consumers for every purchase they make. In exchange we are able to capture incredibly rich data. From demographics to retailer predilection and product preferences to purchase frequency we know our customers inside and out. Other cannabis brands don't have this many data points on their consumers.

DREAMING OF REWARDS?
Redeem your proof of purchase at ClickSpray.com
CLICK
DREAM

CLICK
Sign up today for CLICK's Rewards
MONTHLY CONTESTS • FREE SWAG • VIP INV

CLICK
WELCOME TO CLICK REWARDS
EARN POINTS
REDEEM POINTS
Welcome, Jared
Edit Profile
Available Points 100
LEVEL 1
LEVEL 2

WHO'S READY TO EARN SOME POINTS?!
SCRATCH TO REVEAL YOUR CODE

YOU'VE EARNED IT. REDEEM THOSE POINTS
CLICK Weekender Bag
600 Points

CLICK goes multistate and international

CLICK was born in California but our ambitions are worldwide. We are currently finalizing contracts to bring CLICK to Canada and Massachusetts. We will be in the Canadian market in Q2 2022 and on store shelves in Massachusetts by January 2021.

Additionally we are targeting the following states and regions for expansion in the next 12 months:

- New York
- New Jersey
- Ohio
- Michigan
- Illinois
- Nevada
- Oklahoma
- Colorado
- Oregon
- Washington
- The EU*
- LATAM*

*Hemp based CBD products



CLICK Direct to Consumer Delivery


clickspray.com
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CLICK: The incredible, edible cannabis spray


CLiCK
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CLICK, THE INCREDIBLE, EDIBLE SPRAY.
50% OFF
when you buy 2 CLICKs
Plus, FREE delivery and
500 CLICK Rewards points.
BUY NOW
CLiCK
Your cart:
The CLICK Movement Bundle
Bundle x 1
50% OFF
$50.00
$25.00
Bundle Includes:
Order Total
$34.60 (After taxes and fees)
1. Phone number
We'll keep you updated on your delivery via text.
Send Verification
2. Your Info
First name
Last name
Email address


CLiCK
GET UP
AND GO!
GO
We've bottled that second wind you've been looking for.
$20.00
CANNABIS MOUTH SPRAY

CLICK recently launched direct to consumer delivery through our website. Utilizing direct to consumer sales we created a better, more personalized experience for our customers. Additionally, we are the first cannabis brand to have an approved e-commerce native app on the Apple App Store.

KEY FOUNDERS, STAFF AND INVESTORS



Roie Edery
Co-Founder



Omri Casspi
Co-Founder



Aleksey Klempner
Co-Founder



Luke Stanton
CEO

INVESTORS



Markieff Morris
Miami Heat



Larry Sanders
Former Milwaukee Buck



Marcus Morris
Los Angeles Clippers



Rudy Gay
Utah Jazz

Thank you


CLICK
CLICK
CLICK

EXHIBIT E
Video Transcript

Exhibit E
Video Transcripts

Click the Cannabis Mouth Spray
https://vimeo.com/573058093

[No Voiceover]

Click Dream
https://www.youtube.com/watch?v=hu4zYVaJ0pY

[No Voiceover]